mwe.com

January 8, 2020

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 5 to Registration Statement on Form F-1 Filed December 20, 2019 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to supplementally submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a selection of changed pages relating to the above referenced Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on December 20, 2019 (the “Registration Statement”).

We have enclosed these pages hereto, which are marked to indicate changes from Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-233363) filed on November 26, 2019 and Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-233363) filed on November 14, 2019, as Exhibit A and Exhibit B, respectively. The changed pages were originally provided to the Staff via email on December 11, 2019 for purposes of facilitating the Staff’s review of the Registration Statement.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer